# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: VIAD CORP, CIK 0000884219
CUSIP: 92552R406
Title of class of securities: Common Stock, $1.50 par value per share
Address of issuer's principal executive offices: 7000 East 1st Avenue, Scottsdale, Arizona (AZ), 85251-4304
Date of event which requires filing of this statement: 12/31/2024
Amends the filing with accession number 0000950103-20-015397
Filed by CIK 0001818687
Persons authorized to receive notices and communications: Ross A. Oliver, Crestview Partners, 590 Madison Avenue, 42nd Floor, New York, New York (NY), 10022, 212-906-0700

## Reporting persons
- Crestview Partners IV GP, L.P. (CIK 0001818687): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 6,693,327; sole dispositive power 0; shared dispositive power 6,693,327; aggregate amount beneficially owned 6,693,327 (24% of the class)
- Crestview IV VC TE Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 215,214; sole dispositive power 0; shared dispositive power 215,214; aggregate amount beneficially owned 215,214 (0.1% of the class)
- Crestview IV VC Holdings, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 6,264,355; sole dispositive power 0; shared dispositive power 6,264,355; aggregate amount beneficially owned 6,264,355 (22.5% of the class)
- Crestview IV VC CI Holdings, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 194,665; sole dispositive power 0; shared dispositive power 194,665; aggregate amount beneficially owned 194,665 (0.1% of the class)
- Crestview Advisors, L.L.C.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 19,093; sole dispositive power 0; shared dispositive power 19,093; aggregate amount beneficially owned 19,093 (0.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $1.50 par value per share
Name of issuer: VIAD CORP
Address of issuer's principal executive offices: 7000 East 1st Avenue, Scottsdale, Arizona (AZ), 85251-4304

## Item 2. Identity and Background
Name of person filing:
The names of the persons filing this Statement (the "Reporting Persons") are:

1. Crestview Partners IV GP, L.P., a Cayman Islands exempted limited partnership ("Crestview GP");
2. Crestview IV VC TE Holdings, LLC, a Delaware limited liability company ("Crestview TE");
3. Crestview IV VC Holdings, L.P., a Delaware limited partnership ("Crestview Holdings");
4. Crestview IV VC CI Holdings, L.P., a Delaware limited partnership ("Crestview CI" and, together with Crestview TE and Crestview Holdings, the "Crestview Parties"); and
5. Crestview Advisors, L.L.C., a Delaware limited liability company ("Crestview Advisors").

Crestview GP serves as the general partner of Crestview's private investment funds (the "Crestview Funds") that are members or partners of the Crestview Parties. Crestview GP and the Crestview Funds may be deemed to be beneficial owners of the Common Stock owned directly by the Crestview Parties. Crestview Advisors provides investment advisory and management services to certain of the foregoing entities.

Decisions by Crestview GP to vote or dispose of the Common Stock beneficially owned by the Crestview Parties requires the approval of a majority of the six members of its investment committee and the chairman of the investment committee, which is composed of the following individuals: Barry S. Volpert (chairman), Thomas S. Murphy, Jr., Robert V. Delaney, Jr., Brian P. Cassidy, Daniel G. Kilpatrick and Bradford R. Williams. None of the foregoing persons has the power individually to vote or dispose of any of the Common Stock held by the Crestview Parties. Each of the foregoing individuals disclaims beneficial ownership of all such Common Stock.
Residence or business address: The address of the principal office of each of the Reporting Persons is c/o Crestview, 590 Madison Avenue, 42nd Floor, New York, New York 10022.
Present principal occupation or employment: See Item 2(a).
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See Row (6) of each Reporting Person's cover page.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended by adding the following:

The Issuer has elected to exercise its right to cause the mandatory conversion of the 5.5% Series A Convertible Preferred Stock (the "Series A Preferred Shares") effective as of December 31, 2024 at a conversion price of $21.25 per share. The settlement date for such mandatory conversion is January 3, 2025. The right of the holders of the Series A Preferred Shares to optionally convert such shares ceased as of December 30, 2024. As a result of the mandatory conversion, each of the Reporting Person other than Crestview GP will receive and become the direct beneficial owner of the number of shares of Common Stock shown on Row (11) of such Reporting Person's cover page and Crestview GP will become the indirect beneficial owner of the number of shares of Common Stock shown on Row (11) of its cover page.

Certain individuals affiliated with the Reporting Persons who serve or have served on the board of directors of the Issuer have assigned their right title and interest in restricted stock units granted to them in connection with their service as director to Crestview Advisors.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended by adding the following:

See Item 3 regarding the Reporting Persons' receipt of Common Stock upon the mandatory conversion of the Series A Preferred Shares.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
See Rows (11) and (13) of the cover page of each Reporting Person for shares beneficially owned by each Reporting Person.

The aggregate percentage of shares of Common Stock reported as owned by each Reporting Person is based on 21,201,906 shares of the Issuer's Common Stock issued and outstanding as of November 5, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 7, 2024, and gives effect to the mandatory conversion of the Series A Preferred Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: See Rows (7) through (10) of the cover page of each Reporting Person. The shares directly owned by the Crestview Parties may be deemed to be beneficially owned by Crestview GP, the general partner of the investment funds which are direct or indirect members or partners of the Crestview Parties. Accordingly, the applicable Reporting Persons have shared voting power to vote and direct the vote of, and have shared power to dispose and direct the disposition of, such shares. The shares beneficially owned by Crestview Advisors includes shares underlying vested restricted stock units awarded to certain individuals affiliated with the Reporting Persons who serve or have served on the board of directors of the Issuer and have assigned their right title and interest in restricted stock units granted to them in connection with their service as director to Crestview Advisors. Each Reporting Person expressly disclaims, to the extent permitted by applicable law, beneficial ownership of any Common Stock held by the other Reporting Persons.
Transactions in the class effected during the past sixty days: Except as otherwise described in Item 3 of this Schedule 13D, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any other individual named in Item 2 has engaged in any transaction in any shares of Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported as beneficially owned by the Reporting Persons herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: No material change.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
EXHIBITS:

1. Joint Filing Agreement by and among the Reporting Persons dated as of August 6, 2020 (incorporated by reference).
https://www.sec.gov/Archives/edgar/data/884219/000095010320015397/dp133976_ex1.htm

2. Investment Agreement, dated August 5, 2020, by and among Viad Corp, Crestview IV VC TE Holdings, LLC, Crestview IV VC Holdings, L.P., and Crestview IV VC CI Holdings, L.P. (incorporated by reference to Exhibit 10.1 to Viad Corp's Form 8-K, filed with the Securities and Exchange Commission on August 5, 2020).
https://www.sec.gov/Archives/edgar/data/884219/000119312520210806/d53799dex101.htm

3. Stockholders Agreement, dated August 5, 2020, by and among Viad Corp, Crestview IV VC TE Holdings, LLC, Crestview IV VC Holdings, L.P., and Crestview IV VC CI Holdings, L.P. (incorporated by reference to Exhibit 10.2 to Viad Corp's Form 8-K, filed with the Securities and Exchange Commission on August 5, 2020).
https://www.sec.gov/Archives/edgar/data/884219/000119312520210806/d53799dex102.htm

4. Registration Rights Agreement, dated August 5, 2020, by and among Viad Corp, Crestview IV VC TE Holdings, LLC, Crestview IV VC Holdings, L.P., and Crestview IV VC CI Holdings, L.P. (incorporated by reference to Exhibit 4.1 to Viad Corp's Form 8-K, filed with the Securities and Exchange Commission on August 5, 2020).
https://www.sec.gov/Archives/edgar/data/884219/000119312520210806/d53799dex41.htm

5. Certificate of Designations of 5.5% Series A Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to Viad Corp's Form 8-K, filed with the Securities and Exchange Commission on August 5, 2020).
https://www.sec.gov/Archives/edgar/data/884219/000119312520210806/d53799dex31.htm

## Signatures
- Crestview Partners IV GP, L.P.: /s/ Ross A. Oliver, General Counsel (12/31/2024)
- Crestview IV VC TE Holdings, LLC: /s/ Ross A. Oliver, General Counsel (12/31/2024)
- Crestview IV VC Holdings, L.P.: /s/ Ross A. Oliver, General Counsel (12/31/2024)
- Crestview IV VC CI Holdings, L.P.: /s/ Ross A. Oliver, General Counsel (12/31/2024)
- Crestview Advisors, L.L.C.: /s/ Ross A. Oliver, General Counsel (12/31/2024)